Exhibit 6.2

Date: April 17, 2017

Option Agreement to License and Commercialize Pan-Cancer Test Algorithm

Not binding until signed by authorized representatives of both parties. This draft document does not require either party to enter into an agreement.

THIS OPTION AGREEMENT (“Agreement”) is entered into by and between Chang Gung Memorial Hospital, Linkou (“CGMH”) of Taiwan, a foundation organized and existing under the laws of Taiwan, having an address at No. 5, Fuxing St., Guishan Dist., Taoyuan City 333, Taiwan (R.O.C.), (“CGMH”), and 20/20 GeneSystems, a corporation organized and existing under the laws of the State of Delaware, having its principal place of business at 9430 Key West Avenue, Suite 100, Rockville, MD, (“20/20”) as of the Effective Date.

I.	BACKGROUND:

Both CGMH and 20/20 (“the parties”) are each engaged in the development, improvement, and clinical use of biomarker panels for the early detection of cancers. Furthermore, each of the parties has been engaged in the research and development of machine learning algorithms to improve the performance of these biomarker panels.

CGMH has developed and owns various patent assets, know-how, software, algorithms, and analytic tools (some of which are machine learning) to aid in the detection and diagnosis of cancer.

CGMH desires to grant, and 20/20 desires to accept, an exclusive option to exclusively license CGMH’s pan-cancer screening algorithm assets and software assets for use and commercialization in the Regions pursuant to the terms and conditions stated in this Agreement. This Agreement would provide certain funds by 20/20 over six (6) months for CGMH scientific personnel to produce more data demonstrating the performance of the CGMH Technology and to permit 20/20 to evaluate and assess the scientific, commercial, and regulatory aspects of CGMH Technology.

A summary of the Business Models for the Regions (East Asia and North America) contemplated by 20/20 are set forth in Appendix B.

II.	DEFINITIONS:

“CGMH Technology” means all algorithms, statistical and analytical methods, software (including, without limitation, various machine learning techniques), novel biomarker combinations, and novel assay techniques, associated with a multi-biomarker approach for the screening of at least three cancer types developed in part or entirely by, or used by, the CGMH Department of Laboratory Medicine, as well as improvements thereto and derivatives thereof. Without limiting the foregoing, CGMH Technology also includes, but is not limited to, the methods and algorithms disclosed by Wen et al, “Cancer Screening through a Multi-Analyte Serum Biomarker Panel During Health Check-Up Examinations,” in ClinicaChimicaActa (2015) 450:273-276 (“Original Publication”) and Wang et al., “Cancer Screening in an Asymptomatic Population by Using Multiple Tumor Markers”, in PLoS ONE 11(6) 2016 as well as improvements thereto and derivatives thereof and the subject matter disclosed in the following patent applications:” Establishing a Machine Learning Model for Cancer Anticipation and a Method of Detecting Cancer by Using Multiple Tumor Markers in the Machine Learning Model for Cancer Anticipation” Filing No. 15/382,212, Filing date:2016/12/16 as well as continuations and foreign counterparts thereof in the Regions.

Date: April 17, 2017

“Caucasian” means, in the context of this Agreement, a person residing in the U.S., Canada, or Europe.

“Data Confirmation” means 20/20’s evaluation of data provided by CGMH to 20/20 during the Option Period to confirm (a) that the Scientific Performance Milestones have been met and (b) the CGMH Technology provides a Material Improvement over the approach commonly used for serum tumor marker screening worldwide and historically used at the CGMH clinic as described in the Original Publication (i.e. treating a test as positive if any single biomarker is above its threshold).

“Effective Date” means the date of execution of this Agreement by authorized signatories of both parties. If the second party to execute this document fails to date the document, the parties will confer through e-mail to establish the date on which the second signing party delivers the fully executed Agreement to the other Party. Such e-mail will be deemed an appendix to this Agreement and the agreed date of delivery of the fully executed Agreement to the first signing party will be the Effective Date.

“Exclusive License” is defined in Appendix A.

“Exclusive License Term”: If 20/20 exercises its Option, 20/20 will have an Exclusive License until the last patent included in the CGMH Technology expires or would expire, wherein the term of the Exclusive License Term is calculated without consideration of the invalidation or revocation of the patent(s), further provided that, if no patent rights are included in the CGMH Technology, then the Exclusive License shall expire twenty (20) years from the date on which 20/20 exercises the Option.

“Material Improvement” means sufficient improvement in diagnostic accuracy (assessed through AUC or Youden’s Index) to motivate most clinicians and Health Check Centers to desire to use the algorithm as part of their health checkup cancer screen in lieu of the single marker threshold method. The algorithm should improve either the AUC or Youden’s Index of the single marker method by at least 10% for at least four different malignancies. The baseline for determining improvement shall be the values disclosed in Table 1 of the Original Publication.

“Data Confirmation Time”, as applied to the Data Confirmation and not to any other concept in this Agreement, shall mean the amount of time that 20/20 requires to perform the Data Confirmation. The Data Confirmation Time shall be one (1) month from the date upon which CGMH makes the data available to 20/20.

“Regions” means East Asia, including China, Taiwan, Japan, Korea; and North America, including USA, Canada, and Mexico.

“Technical Information” means all code, software, algorithms, know-how, methodology, etc. in a form and quantity sufficient to (i) verify the performance of the CGMH Technology, (ii) satisfy the requirements of regulators by providing information in a customary and acceptable scientific format proving an absolute improvement of at least 10% in the AUC or Youden’s Index above the AUC or Youden’s Index for single marker method, and (iii) commercialize the CGMH Technology using a cloud accessible platform. For the purposes of the Agreement, Technical Information includes 10% of the raw data underlying each of the software, the algorithm and the methodology. For purposes of the Definitive License Agreement, Technical Information includes 100% of all raw data.

Date: April 17, 2017

“Territory” is not used as a defined-term per se in this Agreement, but it is noted for the convenience of the reader that this concept is defined by the defined-term Regions in this Agreement.

III.	OPTION GRANT:

CGMH hereby grants to 20/20 and 20/20 hereby accepts from CGMH, upon the terms and conditions specified in this Agreement, an exclusive option to obtain and secure an Exclusive License in the Regions to the CGMH Technology in all fields of use (the “Option”).

The Option is granted to 20/20 for six (6) months from the Effective Date plus Data Confirmation Time (“Option Period”), which Option Period is extendable before or beyond the Data Confirmation Time as stated elsewhere in this Agreement. CGMH shall not offer the CGMH Technology to be used in the Regions to any other person or entity (whether or not incorporated) under an option or license during the Option Period or any extension of the Option Period. Similarly, CGMH shall not enable, permit or tolerate use of the CGMH Technology in the Regions by any other person or entity during the Option Period or, if 20/20 exercises the Option, during the Term of the Exclusive License.

CGMH shall retain ownership of all patent, copyrights, know-how or any other similar intellectual property rights within the CGMH Technology and Technical Information and shall have the right to improve and use the CGMH Technology for the experimental use and/or management of human patients at any CGMH facility.

IV.	PAYMENT FOR OPTION FEE:

As consideration for the Option granted herein, 20/20 shall pay CGMH a total net amount of $75,000 U.S. dollars (or equal to 2,400,000 New Taiwan Dollars (“NTD”) in any of NTD, U.S. dollars or Chinese Yuan (RMB) or any combination thereof (“Option Fee”) equivalent to :

a.	USD $25,000 (or an amount equal to NTD 800,000 due at the Effective Date and payable promptly thereafter and not later than five (5) days after the Effective Date.

b.	USD $25,000 (or an amount equal to NTD 800,000 due two (2) months after the Effective Date

c.	USD $25,000 (or an amount equal to NTD 800,000 due four (4) months after the Effective Date

20/20 will be entitled to a credit or offset for the above Option Fees equal to the total cost of data-bridging studies that it pays for to help CGMH meet the Scientific Performance Milestone described by paragraph VI.A (3). If 20/20 has already paid an Option Fee equivalent to NTD 2,400,000, CGMH will transfer the Option Fee to the CGMH Team to support such studies.

Date: April 17, 2017

The entire $75,000 commitment equivalent to NTD 2,400,000 will accrue (i.e., become a 20/20 obligation to pay) on the Effective Date, provided however, that 20/20 will not be required to pay installments to CGMH if CGMH is not using good faith efforts to improve the AUC or Youden’s Index by at least 10% and to document such improvement in writing in a scientifically sound and customary manner calculated to be sufficient to convince third party health insurers of the benefits of using the Technical Information.

For the avoidance of doubt that if 20/20 decides to exercise the Option during the Option Period or any extension thereof before CGMH full receives the Option Fee including the Option Extension Fees, in such event, the un-paid portion of Option Fee including the Option Extension Fees shall be deemed to be due and payable upon CGMH receives 20/20 written notice to exercise the Option, and 20/20 shall pay such un-paid portion within five (5) days after the date CGMH receives such notice.

CGMH believes and has represented that Taiwan will levy a 5% business tax and/or a 17% profit tax. Business taxes levied on the Option Fee including the Option Extension Fees by the applicable tax authorities to CGMH incurred with this Agreement shall be borne by 20/20 up to 5%. Any profit taxes levied on CGMH will be borne by CGMH. CGMH will use the CGMH Technology to support research & development by CGMH personnel to achieve the Scientific Milestones.

V.	EXERCISE OF OPTION

20/20 may exercise the Option at any time during the Option Period or any extension thereof, by written notice to CGMH of such exercise. If 20/20 exercises the Option, 20/20 will have an exclusive license to exclusively commercialize the CGMH Technology in the Regions during the Exclusive License Term and pursuant to the key terms and conditions stated in this Agreement (“Exclusive License”). During the Option Period or promptly after CGMH’s receipt of 20/20’s written notice that it has exercised the Option, 20/20 and CGMH will enter into good faith negotiations to document the Exclusive License with such additional terms as are reasonable and customary within the medical diagnostics industry in a separate definitive exclusive license agreement (“Definitive License Agreement”). In every case, the Exclusive License will comply with all applicable laws, regulations and rules of any competent legal authority in the Regions. Should the parties irreconcilably disagree about such additional terms and conditions, then for so long as the Chinese Arbitration Association, Taipei permit remote participation electronically, then both parties hereby consent to submit such dispute to the Chinese Arbitration Association, Taipei, Taipei, and the parties agree to be bound by such arbitration award.

Some of the key terms of the Definitive License are set forth in Appendix A.

20/20 and CGMH shall use commercially reasonable efforts to conclude the negotiations of the Exclusive License within sixty (60) days following the exercise of the Option or any mutually agreed extension of said sixty (60) days.

Date: April 17, 2017

CGMH shall provide 20/20 with access to all CGMH Technology, including, without limitation, the Technical Information after signing the Definitive License Agreement, but before any payments are made to CGMH under the Definitive License Agreement. The Data Confirmation Time shall not begin until CGMH has in good faith substantially complied with this obligation.

CGMH retains the right to offer the CGMH Technology to third parties to be used in the Regions

(i)	upon valid termination of this Agreement;

(ii)	if 20/20 does not exercise the Option before the expiration of the Option Period, including any implemented extensions of the Option Period; or

(iii)	in the event 20/20 and CGMH mutually agree to terminate the Exclusive License either before or after completion of the good faith negotiations.

20/20’s exercise of the Option shall not negate CGMH’s commitments to perform the scientific and/or medical studies stated in this Agreement.

VI.	PRE-LICENSE OPTION MILESTONES

A. Scientific Performance Milestones

The applicable team at CGMH will dedicate itself to achieving and documenting the improvements in the AUC or Youden’s Index set forth in this Agreement. As a material obligation of this Agreement, CGMH will use good faith efforts, and at all times reasonable efforts, to complete the following scientific and technical milestones on or before the end of the Option Period:

A blinded validation study using independent data from patients of CGMH Chiayi and Kaohsiung hospitals and a machine learning algorithm that meets the following criteria:

(1)	Combines the values of at least four of the eight biomarkers historically used at the CGMH clinic for Health Check-ups (as described in the Original Publication) together with age and gender, and

(2)	Results in a Material Improvement over the approach historically used at the CGMH clinic for Health Check-ups as described in the Original Publication for at least four major cancer types when Stage 4 cancers are not included (i.e. stages 1-3 only).

(3)	Data-bridging studies to permit end-users of the CGMH Technology (i.e., 20/20 customers) to use biomarkers from a single IVD manufacturers biomarker platform (e.g., Roche, Abbott or Siemens). To perform the data-bridging study, 40 Taiwanese serum samples shall be included, and use Abbott and Roche kits for AFP, CA15-3, CA125, PSA, Siemens and Roche kits for CEA to compare the results between the kits.

As used in this Section VI.A., “independent data” means data that was not used in the development and/or training of the algorithm, methodology, or software.

Date: April 17, 2017

B. Regulatory Milestones

During the Option Period, 20/20 will use good faith efforts to determine whether regulatory approval is required in each country in the Region and, if so, the amount of clinical and scientific data required to meet those regulatory requirements. If it is learned that larger or different studies are needed than those planned by CGMH during the Option Period, then the parties will negotiate in good faith an extension to the Option so as to complete those studies before the Definitive License Agreement is entered.

C. Commercial Milestones

During the Option Period, 20/20 will use good faith efforts to engage with prospective customers of the CGMH Technology including health check centers, hospitals, clinics, diagnostics and/ or digital health companies from many of the Regions. If it is learned that larger or different studies are needed than those planned by CGMH during the Option Period, then the parties will negotiate in good faith an extension to the Option so as to complete those studies before the Definitive License Agreement is entered.

D. Financing Milestones

During the Option Period, 20/20 will use commercially good faith to raise at least $2 million in new investments. If it is learned that larger or different studies are needed than those planned by CGMH during the Option Period to satisfy prospective investors, then the parties will negotiate in good faith an extension to the Option so as to complete those studies before the Definitive License Agreement is entered.

VII.	OPTION EXTENSION

The Option Period will be automatically extended on a day-for-day basis for any delay during the original Option Period or any extension of the Option Period because of need of legal, regulatory, or policy-based approvals, such as, but not limited to, IRB approval without additional payments by 20/20. The Option Period can also be extended upon 20/20’s written request, for up to three additional 2-month periods (i.e., a total of six extra months, not including extensions occurring because of IRB or similar delays). The consideration for these extensions shall be $25,000 for each additional 2-month period and shall be paid by 20/20 within one month of extension (each and collectively “Option Extension Fees”). Additionally, the Option Extension Fees will be creditable against the cash portion of the License Fee (if the Option is exercised by 20/20).

VIII.	NON-INTERFERENCE OR CIRCUMVENTION

To avoid interferences with ongoing discussions between 20/20 and various third party companies, throughout the Option Period and during the period for both parties to negotiate the terms and conditions of the Definitive License Agreement if 20/20 exercises the Option, CGMH shall not, without the written permission of 20/20, communicate with the following companies about the CGMH Technology: Ping An, Meinian Health Care, iKang, Abbott Diagnostics, Johnson & Johnson, or Microsoft regarding the CGMH Technology, the purpose(s) of this Agreement, or this Agreement (per se).

Date: April 17, 2017

IX.	CONFERENCES & PROGRESS REPORTS

Throughout the Option Period, CGMH shall provide 20/20 with monthly written progress reports describing all studies performed and the data generated to meet the Scientific Performance Milestones. Additionally, the parties shall hold a bi-weekly webcast to discuss progress with all of the Pre-License Performance Milestones.

X.	Confidentiality

20/20 agrees that the CGMH Technology and Technical Information will be used by it and by its personnel, third party regulators and payers (health insurance) (“Representatives”) solely to review the CGMH Technology and not otherwise, and that the CGMH Technology and Technical Information will be kept confidential by 20/20 and the Representatives. 20/20 agrees to be held responsible for a breach of this Article X by any of its Representatives. It is understood that each of such terms and conditions is necessary to preserve the confidentiality of the CGMH Technology and Technical Information provided to 20/20 and that a breach of any of the terms and conditions hereof may result in irreparable damage to CGMH in an amount now impossible to calculate. It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this letter agreement by 20/20 and that CGMH shall be entitled to seek specific performance as a remedy for any such breach.

XI.	Intellectual Property

20/20 shall not file any application for intellectual property for any invention, discovery, know-how, design or device to be made by using any and all CGMH Technology and Technical Information, without prior written consent of the CGMH. No license under the CGMH Technology and Technical Information is, either explicitly or implicitly, granted to the 20/20 hereunder, unless the Definitive License Agreement has been executed.

In addition, should 20/20 not exercise the Option, 20/20 shall promptly transfer and provide all files and other documents relating to Technical Information, invention, improvements, patent applications, patent rights and any intellectual property rights relating to CGMH Technology to CGMH; and 20/20 shall not use or acquire any right or interest to the above mentioned information or technology. In such event, CGMH shall have the right to use all such patent applications, files, reports, tables, data, and information for whatever purposes it chooses and to disclose the same to third parties at its sole discretion.

XII.	Default

If a party fails to materially perform or materially comply with any of its material obligations under this Agreement, the non-defaulting party may serve a notice on the defaulting party specifying the default. Such notice shall set forth a reasonable time for cure the reasonable time (which will not be less than 5 days and not more than 14 days) within which the default is to be remedied and requiring the defaulting party to remedy it.

Date: April 17, 2017

If, within the time specified in a notice served under the above paragraph, the defaulting party fails to remedy the default, the non-defaulting party may, without prejudice to any other rights under this Agreement, give written notice to the other party terminating this Agreement to take effect in five (5) days.

Notwithstanding the forgoing, if within the time specified in a notice served thereunder 20/20 does not remedy a default relating to a failure to pay any Option Fee including the Option Extension Fees by the date for payment, CGMH may, without prejudice to any other rights under this Agreement, give written notice to the other party terminating this Agreement to take effect immediately.

XIII.	Termination

This Agreement will terminate upon the earlier of: (1) the execution of the Definitive License Agreement, or (2) 31st March, 2018. If this Agreement is terminated pursuant to 20/20’s breach of Article XII hereof or otherwise expires without 20/20’s election to enter into a Definitive License Agreement, there shall be no liability between the parties as a result of the execution of this Agreement, or as a result of any action taken in reliance on this Agreement or such termination. Notwithstanding the foregoing, the provisions set forth in Article X, XI, XIII, XIV and XVI will bind the parties and will survive the termination of this Agreement unless such provisions has been incorporated in the Definite License Agreement.

XIV.	Choice of Law

This Agreement and the applicable Definitive License Agreement set forth in Appendix A hereto will be governed by the law of Taiwan without reference to its laws of conflict.

XV.	Right and Authority to Enter this Agreement and applicable Definitive License Agreement (Appendix A)

Each party represents and warrants that it has the right and authority to enter into this Agreement and the applicable Definitive License Agreement; that entry into this Agreement does not contravene any applicable laws, regulations, rules, or policies, nor is entry into this Agreement in contravention of any other contractual obligations; and that it is conveying the CGMH Technology free of any equitable claims, liens, moral claims, encumbrances, or legal claims.

XVI.	Dispute Resolution under this Agreement and under the applicable Definite License Agreement (Appendix A)

Senior Executives. if one or multiple bona fide dispute(s) arise under this Agreement, or under the applicable Definitive License Agreement of Appendix A, then the parties will first elevate the matter for discussion between senior executives of both Parties.

If the senior executives are unable to settle the dispute(s) for at least twenty-one days, then the disputes shall be finally settled by arbitration referred to the Chinese Arbitration Association, Taipei in accordance with the Association’s arbitration rules. The place of arbitration shall be in Taipei, Taiwan. The language of arbitration shall be English. The arbitral award shall be final and binding upon both parties.

Date: April 17, 2017

Agreed and Accepted:

SIGNATURES

SIGNED by for and on behalf of CHANG GUNG MEMORIAL HOSPITAL, LINKOU

Signature:	/s/ Ming-Huei Cheng
Printed Name:	Ming-Huei Cheng
Title:	Superintendent

Project Director:	/s/ Jang-Jih Lu
Printed Name:	Jang-Jih Lu
Address: No.5, Fuxing St., Guishan Dist, Taoyuan City 333, Taiwan (R.O.C.)

SIGNED by for and on behalf of 20/20 GENESYSTEMS INC.

Signature:	/s/ Jonathan Cohen
Printed Name:	Jonathan Cohen
Title:	President & CEO

Address: 9430 Key West Avenue, Suite 100, Rockville, Maryland 20850 U.S.A.

Date: April 17, 2017

Appendix A to Option Agreement

Key Terms of Definitive License Agreement

A. License Terms:

Within thirty (30) days of the end of the Option Period (plus extensions) 20/20 shall have the exclusive right (but not the obligation) to negotiate an exclusive license based on the following terms:

1.	License Term: Twenty (20) Years.

2.	License Fee: $500,000 payable 1/2 in cash; 1/2 in 20/20 common stock. The share price would be based on 20/20’s last sale or written offer of stock to a professional investor as of the date that the License Agreement is entered.

3.	Escrow Agent:

In the event that 20/20 exercises the option to obtain an Exclusive License, then:

(a)	the parties will fully negotiate and execute the Definitive License Agreement;

(b)	20/20 will pay the License Fee into an Escrow account in an international bank tier 1 having authorized operations in Taiwan (such as, for example, HSBC or CitiBank);

(c)	20/20 will pay the escrow fee to that international bank (without remuneration therefor from CGMH);

(d)	CGMH will provide the undisclosed 10% of the raw data to 20/20;

(e)	20/20 will promptly, within ten business days, determine if the additional raw data supports the algorithm, software, and methodology;

(i)	if the additional raw data supports the algorithm, software, and methodology, then CGMH will provide the undisclosed 80% of the raw data to 20/20 and 20/20 will effectively inform and direct the escrow agent of the international bank to release the License Fee to CGMH in accordance with the escrow agreement and the Definitive License Agreement will be thereafter be in full force and effect pursuant to the terms and conditions contained therein, but

(ii)	if the additional raw data does not support the algorithm, software, and methodology, then the parties will confer and if both parties confirm that 20/20’s determination is correct, then CGMH will inform and direct the escrow agent at the international bank to return the License Fee to 20/20 and 20/20 will not have the benefit of the Definitive License.

4.	Payments

a.	Running Royalties: Six percent (6%) Net Sales (royalty stacking reduction to 3%).

b.	Commercial Milestones: to be discussed and negotiated during the Option Period. agreed prior to execution of the Option Agreement.

5.	Patent Costs

20/20 should pay the cost and expense for the application and the maintenance of the patent(s) stated in Article A.

Date: April 17, 2017

6.	Exception: CGMH shall retain ownership of all patent, copyrights, know-how or any other similar intellectual property rights within the CGMH Technology and Technical Information and shall have the right to improve and use the CGMH Technology for the experimental use and/or management of human patients at any CGMH facility.

7.	Choice of Law: This Agreement and the applicable Definitive License Agreement set forth in Appendix A hereto will be governed by the law of Taiwan without reference to its laws of conflict.

8.	Dispute Resolution: Any disputes shall be finally settled by arbitration referred to the Chinese Arbitration Association, Taipei in accordance with the Association’s arbitration rules. The place of arbitration shall be in Taipei, Taiwan. The language of arbitration shall be English. The arbitral award shall be final and binding upon both parties.

Date: April 17, 2017

Appendix B to Option Agreement

Summary of Commercial Plan for CGMH Pan-Cancer Technology

1.	Customers & Business Model in East Asia

Immunoassay markers are commonly offered in health check-up centers throughout China, Taiwan, Korea, and Japan. Biomarker panels for lung and other cancers are run on perhaps millions of individuals in this region each year. Tumor antigens commonly tested include CEA, CA125, CA15-3, CA 19-9, PSA, SCC, AFP and CYFRA21-1 using kits and instrumentation available from Abbott Diagnostics and Roche Diagnostics. However, the number of biomarkers typically tested is between 2-6, fewer than the 8-biomarker panel used at the CGMH Health Check for the past 12 years.

The current method to interpret these test results is to consider a patient as “positive” when any of these tumor biomarkers is high, known as “any marker is high”. In this scenario, when a patient has any marker with a high score, they are referred for additional testing and workups. This approach has been shown to have relatively low sensitivity and specificity as compared to the analytical approaches pioneered by 20/20 that aggregates the biomarkers with clinical parameters with the help of various machine learning approaches.

a. Marketing Directly to Consumers

Cloud accessible software could be marketed directly to consumers (DTC) using various digital marketing approaches such as search engine optimization (SEO), sponsored search ads, social media, etc. Interested consumers could access a free cloud accessible web site to store their biomarker scores from annual check-ups. For a fee, the customer could access the algorithm and identify those cancers for which they should have follow-up screening (e.g. abdominal ultrasound, chest CT, colonoscopy, etc.).

Importantly most consumers will not have biomarker results from all of the 8 biomarkers used by the CGMH Health Check Centers using the same testing platform (Abbott). The following are ways to address this major challenge:

(i)	Expand the algorithm to include subsets of the 8 biomarkers (e.g. 4 or more biomarkers)

(ii)	Direct these customers to a local health check centers willing to expand their test menu to the full 8 biomarkers or ship serum samples to CGMH for analysis

b. Marketing to Medical Institutions

Selling to hospitals, clinics, and health-check centers is a traditional business model but will likely require far more time and resources than the DTC model. Typical requirements include pre-market regulatory approvals, endorsements from key opinion leaders, and revenue sharing or other financial incentives to the physicians and their hospital. This traditional model would require an active sales force and training and technical support.

Date: April 17, 2017

2.	Customers & Business Model in North America

In the U.S. and neighboring countries, PSA is the only serum biomarker widely used for cancer screening of asymptomatic patients. To bring the CGMH pan-cancer test to the U.S. market the following would need to be accomplished:

a.	Lease an Abbott Architect analyzer and obtain biomarker test kits not yet available in the U.S. from overseas (negotiations between Abbott and 20/20 are underway).

b.	Conduct a bridge study showing equivalence between American and Taiwanese cohorts

c.	Initially market test directly to consumers as a Laboratory Developed Test in 20/20’s CLIA lab to prove commercial acceptance[1]

d.	Obtain FDA approval to distribute kits and cloud based algorithm[2]

1 Pop-up ads based on internet search queries will be an increasingly important means for us to identify patients who would benefit from cancer screening. In November 2016, a team from Microsoft Research reported in the journal JAMA Oncology that lung cancer can be detected a year prior to current methods of diagnosis in more than one-third of cases by analyzing a patient’s internet searches for symptoms and demographic data that put them at higher risk. The study results suggest the feasibility of using search data to identify patients in need of further cancer screenings. We are now in active discussions with Microsoft who see 20/20’s blood test and algorithms as a possible bridge between internet search queries and CT imaging which is required for early diagnosis of lung cancer. In addition to Bing Search, we are exploring use of Microsoft Cloud’s HealthVault as a platform for our customers to store their biomarkers levels over time so that changes in levels can be flagged and information can be shared with different medical specialist.

2 The goal is to make the test available through hundreds of laboratories throughout N. America ranging from LabCorp and Quest to hospitals and large physician groups. These clinical labs would thus have a financial incentive to sell to the practitioners that they serve.